SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE inContact and RingCentral Announce Joint Offering Helping Organizations Transition Employees to Work from Home Rapidly and at No Cost, Dated April 1, 2020.
99.2 Unprecedented Number of New State and Federal Agencies Chose NICE CXone in the Last Two Weeks, as They Scale to Meet Accelerating Demand from Citizens, Dated April 1, 2020.
99.3 NICE inContact Teams Up with Zoom for an Integrated Cloud Communications Platform, Dated April 2, 2020.
99.4 NICE Actimize Provides Financial Services Organizations a Quick and Effective Response to the CARES Act with the Introduction of KYC Xpress , Dated April 14, 2020.
99.5 CXone@home is Expanded to Include Workforce Engagement Suite to Ensure Agent Productivity While Working at Home, Dated April 16, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	May 11, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE inContact and RingCentral Announce Joint Offering Helping Organizations Transition Employees to Work from Home Rapidly and at No Cost, Dated April 1, 2020.
99.2 Unprecedented Number of New State and Federal Agencies Chose NICE CXone in the Last Two Weeks, as They Scale to Meet Accelerating Demand from Citizens, Dated April 1, 2020.
99.3 NICE inContact Teams Up with Zoom for an Integrated Cloud Communications Platform, Dated April 2, 2020.
99.4 NICE Actimize Provides Financial Services Organizations a Quick and Effective Response to the CARES Act with the Introduction of KYC Xpress , Dated April 14, 2020.
99.5 CXone@home is Expanded to Include Workforce Engagement Suite to Ensure Agent Productivity While Working at Home, Dated April 16, 2020.